GENCO RESOURCES LTD.
Consolidated Financial Statements
March 31, 2010 and 2009

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the period ended March 31, 2010, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31	December 31
	2010	2009
	$	$
Assets
Current assets
Cash	4,046,798	625,171
Accounts receivable	103,718	357,021
Note receivable (Note 5)	2,566,201	2,566,201
Inventory (Note 6)	235,819	231,207
Prepaid expenses and deposits	85,009	137,244
	7,037,545	3,916,844

Mineral property interests (Note 7)	48,493	48,493
Property, plant, and equipment (Note 8)	32,990,796	33,089,661

	40,076,834	37,054,998

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,618,281	2,602,117
Deferred gain on sale of marketable securities (Note 5)	1,418,501	1,418,501
Current portion of long term debt (Note 9)	511,200	516,937
	4,547,982	4,537,555

Long term debt (Note 9)	511,200	516,936
Asset retirement obligation (Note 10)	110,216	105,740
Future income tax	6,016,191	5,943,309

	11,185,589	11,103,540
Shareholders' equity
Share capital (Note 11)	55,813,081	52,273,254
Contributed surplus (Note 11)	12,731,117	11,849,261
Deficit	(39,652,953)	(38,171,057)
	28,891,245	25,951,458

	40,076,834	37,054,998

Nature of operations (Note 1) and contingencies (Note 16)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Expressed in Canadian dollars)

	Three Months	Three Months
	March 31	March 31
	2010	2009
	$	$

Operating expenses
Administration	591,289	622,701
Mine overhead costs (Note 8)	710,069	517,982
Stock-based compensation (Note 11a)	154,422	(81,445)
	1,455,780	1,059,238

Operating loss	(1,455,780)	(1,059,238)

Other income (expense)
Accretion on long term debt (Note 9)	(18,679)	(28,529)
Gain (loss) on marketable securities (Note 5)	-	2,015,364
Loss on settlement of litigation (Note 5)	-	(360,000)
Interest and other income	65,445	-
	46,766	1,626,835

Net income (loss) before tax	(1,409,014)	567,597

Income tax expense (recovery) Future	72,882	(24,885)

Net income (loss) and comprehensive income (loss)	(1,481,896)	592,482
Deficit, beginning	(38,171,057)	(22,861,868)

Deficit, ending	(39,652,953)	(22,269,386)

Income (loss) per share Basic and fully diluted	(0.02)	0.01

Weighted average number of common shares outstanding	82,521,904	42,123,381

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three Months	Three Months
	March 31	March 31
	2010	2009
	$	$
Cash provided by (used for) operating activities
Net income (loss)	(1,481,896)	592,482
Adjustments for non-cash items:
Accretion on long term debt	18,679	28,529
Amortization and accretion	154,800	172,283
Gain (loss) on marketable securities (Note 5)	-	(2,015,364)
Loss on settlement of litigation (Note 5)	-	360,000
Future income tax	72,882	(24,885)
Stock-based compensation (Note 11a)	154,422	(81,445)
	(1,081,113)	(968,400)
Changes in non-cash working capital (Note 12)	317,090	(53,385)
	(764,023)	(1,021,785)

Cash provided by (used for) investing activities
Proceeds on sale of property, plant and equipment	-	315,320
Purchase of property, plant, and equipment	(53,590)	(94,322)
	(53,590)	220,998

Cash provided by (used for) financing activities
Long term debt principal repayments	-	(15,601)
Due to related party	-	613,026
Shares issued for cash (less costs)	4,267,261	(31,901)
	4,267,261	565,524

Increase (decrease) in cash during the period	3,449,648	(235,263)
Effect of changes in foreign exchange rates	(28,021)	10,309
Cash, beginning	625,171	453,002

Cash, ending	4,046,798	228,048

Supplementary cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003, the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at $1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. The Company issued 472,781 shares valued at $1.12 for the fifth instalment on October 15, 2008 and 1,747,045 shares valued at $0.31 for the sixth instalment on August 31, 2009 to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Several adverse conditions cast doubt on the validity of this assumption. During the periods ended March 31, 2010 and December 31, 2009, the Company experienced operating losses and negative operating cash flows which were primarily funded by the issuance of share capital. In addition, mineral production at the Company’s mine has been suspended and as a result will have no cash flows resulting from mineral sales until it reopens and commences production.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, resume mineral production and to commence profitable operations in the future. Although the Company has identified reserves and resources in Mexico, there is no assurance the Company will be able to profitably develop and mine these reserves with the current scale of operations. The Company will have to raise additional funds for future corporate and administrative expenses and to undertake further development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

	March 31	December 31
	2010	2009
	$	$

Deficit	(39,652,953)	(38,171,057)
Working capital (deficit)	2,489,563	(620,711)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

2.	Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2009.

3.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long term debt. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted due to their short term nature. It is management’s opinion that the Company is exposed to significant interest, currency, liquidity, credit or price risks as follows:

	a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in US Dollars and its cost of sales are incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts receivable, accounts payable, accrued liabilities and long term debt.

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

	c)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

4.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

5.	Note Receivable

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell its interest in Chief Consolidated Mining Company (“Chief”) for US$4,878,002, 1,500,000 Andover shares and additional consideration over a period of time.

On November 28, 2008, Chief completed a private placement which diluted the Company’s interest from 64.7% to 38.8%. Upon dilution of its interest, the Company lost control of Chief and has accounted for its interest in Chief as an investment without significant influence at fair value. Accordingly, the Company realized an impairment of $2,638,695 on its interest in Chief during the 2008 year.

On December 4, 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

On March 24, 2009, a settlement was reached with Andover. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. The Company has recognized a gain of $1,579,520 in the statement of loss and comprehensive loss with the remaining $1,418,501 to be deferred to future periods. During the year ended December 31, 2009 the Company recognized an impairment of $2,433,799 on the note which resulted in a reduction of the total gain.

On March 24, 2009, a settlement was reached with a former director of the Company for wrongful dismissal. Under the terms of the settlement the Company agreed to transfer 2,000,000 Andover common shares owned by the Company. The fair value at the date of transfer was $360,000. The Company recognized a fair value gain of $40,000 prior to the transfer.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

6.	Inventory

	March 31	December 31
	2010	2009
	$	$

Parts and supplies	235,819	231,207

7.	Mineral Property Interests

	March 31	December 31
	2010	2009
	$	$

Oest Property	28,493	28,493
Transvaal Property	20,000	20,000
	48,493	48,493

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company did not expend any funds on exploration during the period ended March 31, 2010 (December 31, 2009 - $904).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the year ended March 31, 2010 (December 31, 2009 – $Nil).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

8.	Property, Plant, and Equipment

	March 31, 2010
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	419,271	342,317	76,954
Buildings	1,176,872	323,768	853,104
Computer equipment	353,936	184,247	169,689
Furniture and fixtures	128,353	60,150	68,203
Leasehold improvements	140,238	89,044	51,194
Mine equipment	4,131,767	1,593,805	2,537,962
Mine infrastructure	12,982,466	2,370,637	10,611,829
	19,332,903	4,963,968	14,368,935
Work in progress Exploration	18,621,861	—	18,621,861

	37,954,764	4,963,968	32,990,796

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	452,482	338,758	113,724
Buildings	1,176,872	311,870	865,002
Computer equipment	302,188	174,667	127,521
Furniture and fixtures	128,353	57,804	70,549
Leasehold improvements	140,238	84,245	55,993
Mine equipment	4,131,767	1,497,944	2,633,823
Mine infrastructure	12,982,466	2,381,278	10,601,188
	19,314,366	4,846,566	14,467,800
Work in progress Exploration	18,621,861	—	18,621,861

	37,936,227	4,846,566	33,089,661

During the year ended December 31, 2009 the Company sold a ball mill for $1,792,546 (US$1,500,000) with a cost of $1,676,565. The Company recorded amortization of $154,800 (December 31, 2009 - $577,770) and was included in mine overhead costs on the statement of loss and comprehensive loss for the periods ended March 31, 2010 and December 31, 2009.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

8.	Property, Plant, and Equipment (Continued)

During 2009, the Company recorded an asset impairment of $5,391,848 on its mine infrastructure costs at its La Guitarra mine. After completing a review of the discounted value of future cash flows it was determined that the carrying value of its mine infrastructure costs at its La Guitarra mine were not likely to be fully recoverable. Previous reviews of the discounted value of future cash flows assumed the Company would enter a development period and complete a mine expansion. However, due to delays the Company has removed this assumption from its discounted value of future cash flows model and has only used anticipated cash flows from existing operations. The difference between the carrying value of the Company’s mine infrastructure costs and its revised discounted future cash flow model has been recognized as an impairment.

9.	Long Term Debt

Pursuant to the acquisition of La Guitarra, the Company agreed to pay the remaining US$4,000,000 of the purchase price as a promissory note. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2010 is US$500,000 and is recorded as a current liability. Principal payments due over the next five years are US$1,000,000.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose. The Company recognized an accretion of $18,679 during the period (December 31, 2009 – $97,160).

	March 31	December 31
	2010	2009
	$	$

La Guitarra acquisition promissory note	1,022,400	1,033,873
Less: current portion	511,200	516,937
	511,200	516,936

10.	Asset Retirement Obligation

	March 31	December 31
	2010	2009
	$	$

Balance, beginning	105,740	225,327
Accretion expense for the period	2,346	24,052
Change in estimate	2,131	(143,639)
Balance, ending	110,216	105,740

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At March 31, 2010, the Company’s undiscounted future asset retirement obligation estimate was $1,321,856 (December 31, 2009 – $1,321,856). The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 17 years. The present value of the provision has been calculated using a weighted average credit adjusted risk-free discount rate of 11.52% and an inflation factor of 3.50% .

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

11.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2008	42,123,381	45,326,828	8,984,176
Private placements	27,942,523	4,121,487	2,756,629
Shares issued to settle debt and liabilities	5,657,722	2,284,142	—
Exercise of warrants	1,293,000	540,797	(88,247)
Stock-based compensation	—	—	196,703

Balance, December 31, 2009	77,016,626	52,273,254	11,849,261
Private placements	13,261,000	3,539,827	727,434
Stock-based compensation	—	—	154,422

Balance, March 31, 2010	90,277,626	55,813,081	12,731,117

During May 2009, the Company completed a 20,799,668 unit private placement at a price of $0.24 per unit for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase one common share for $0.35 for a period of three years. The agent was paid a fee of $239,034 and issued 622,484 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.35 for a period of three years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.41%, volatility of 131%, an expected life of 1.5 years and with no dividends being paid. The fair value attributable to the common shares and warrants was $3,325,760 and $1,666,160 respectively. The fair value attributed to the broker’s warrants was $74,675.

During October 2009, the Company completed a 7,142,855 unit private placement at a price of $0.35 per unit for gross proceeds of $2,499,999. Each unit consisted of one common share and one warrant to purchase one common share for $0.45 for a period of two years. The agent was paid a fee of $150,000 and issued 428,581 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.45 for a period of two years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.52%, volatility of 156%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $1,594,871 and $905,128 respectively. The fair value attributed to the broker’s warrants was $110,667.

During the year ended December 31, 2009, the Company issued 1,747,045 common shares in connection with its La Guitarra property payment at a fair value of $0.31 per share for a total of $546,000 and issued 2,408,473common shares with a fair value of $0.41per share for a total of $987,473 to a vendor to settle balances owing. The Company also issued 1,502,204 common shares for a total of $758,107 to directors and officers for bonuses earned in 2008.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

11.	Share Capital (Continued)

During February and March 2010, the Company completed a private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 9,110,710 units consisted of one common share and a one-half transferable warrant and 4,150,290 units consisted of one common share and a one-quarter transferable warrant to purchase a further share for $0.45 for a period of two years. The agent was paid a fee of $381,917 and issued 400,000 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.45 for a period of two years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.59%, volatility of 117%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $4,096,040 and $677,920 respectively. The fair value attributed to the broker’s warrants was $49,514.

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 122%, an annual risk free interest rate ranging from 0.59% to 4.25% and vesting over various periods from immediately to 5 years. As of March 31, 2010 the weighted remaining contractual life of the options outstanding were 3.54 years (December 31, 2009 – 3.44 years) and 3,153,957 (December 31, 2009 – 2,660,332) stock options were exercisable.

A summary of the Company's options at March 31, 2010 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2008	3,452,449	2.60
Granted	1,300,000	0.56
Expired or cancelled	(1,594,867)	2.98

Balance, December 31, 2009	3,157,582	1.56
Granted	955,000	0.40
Expired or cancelled	(215,000)	1.06

Balance, March 31, 2010	3,897,582	1.31

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

11.	Share Capital (Continued)

	b)	Warrants

A summary of the Company's warrants at March 31, 2010 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2008	3,733,333	5.25
Granted	28,993,578	0.38
Exercised	(1,293,000)	0.35
Expired	(3,733,333)	5.25

Balance, December 31, 2009	27,700,578	0.38
Granted	5,992,927	0.45

Balance, March 31, 2010	33,693,505	0.39

12.	Changes in Non-Cash Working Capital

	March 31	March 31
	2010	2009
	$	$

Accounts receivable	253,303	(15,695)
Taxes receivable	—	11,670
Inventory	(4,612)	—
Prepaid expenses and deposits	52,235	54,011
Accounts payable and accrued liabilities	16,164	(103,371)
	317,090	(53,385)

13.	Supplementary Cash Flow Information

	March 31	March 31
	2010	2009
	$	$

Interest received	65,445	—
Cash and cash equivalents	4,046,798	228,048
Non-cash financing items:
Warrants issued pursuant to equity financing	49,514	—

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

14.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the period ended March 31, 2010, the Company paid or accrued a total of $67,500 in consulting fees to directors and a company controlled by a director (December 31, 2009 - $450,352). Also, during the period the Company completed a private placement (Note 11) at a price of $0.36 per unit of which a director subscribed for 5,150,290 common shares and 500,000 warrants.

Included in accounts payable at the period ended is $Nil owing to directors and officers of the Company (December 31, 2009: $134,709).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

15.	Segmented Information

The Company has one reportable operating segment, being the acquisition and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s assets by geographic location are as follows:

	March 31	December 31
	2010	2009
	$	$

Canada	6,661,492	3,239,865
Mexico	33,415,342	33,815,133
	40,076,834	37,054,998

16.	Contingencies

	a)	Tax Reassessment

During the period the Company received a tax reassessment from the Mexican tax authorities in the amount of approximately $3,100,000. The assessment is attributable to VAT refunds collected by the Company prior to the rejection of subsequent refunds by the Service of Tax Administration and treats a loan from a third party as income. Although the Company has appealed the reassessment and management believes it without merit and will ultimately be successful in having it reversed the Company will be required to post a bond or equivalent security with the Service of Tax Administration in the amount of the reassessment.

	b)	Payment Dispute

A payment related lawsuit has been filed against the Company’s Mexican subsidiary relating to work done under contract. The lawsuit seeks approximate damages of $351,549 (US$335,000) including damages of approximately $266,128 (US$253,600) relating to invoices which had been paid prior to the initiation of the lawsuit. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company’s Mexican subsidiary.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
March 31, 2010
(Expressed in Canadian dollars)

16.	Contingencies (Continued)

	c)	Employee Lawsuit

During the period the Company received a notice informing them that a former employee had sued the Company’s Mexican subsidiary claiming unpaid salary and expense reimbursements. The Company believes that lawsuit has very little merit but could potentially have a judgement rendered against it for $75,000 with a potential maximum liability of $300,000.

17.	Recent Accounting Pronouncements

	a)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	b)	Business Combinations

In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. As well acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company’s financial condition or operating results.